UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         QUANTA CAPITAL HOLDINGS LIMITED
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                -------------------------------------------------
                         (Title of Class of Securities)

                                    G7313F106
                              --------------------
                                 (CUSIP Number)

                                 Brad Huntington
                       Brevan Howard P&C Partners Limited
                               12 Bermudiana Road
                                    3rd Floor
                                 Hamilton, HMAX
                                     Bermuda
                                  +14412929774
                           ---------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 6, 2007
                         ------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing Persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D/A

CUSIP No.: G7313F106                                          Page 2 of 10 Pages


.................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       BREVAN HOWARD P&C PARTNERS LIMITED
.................................................................................
2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) [  ]
       (b) [  ]
.................................................................................
3.     SEC Use Only
.................................................................................
4.     Source of Funds (See Instructions)

       WC
.................................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       [  ]
.................................................................................
6.     Citizenship or Place of Organization

       CAYMAN ISLANDS
.................................................................................
Number of           7.     Sole Voting Power             None
Shares             .............................................................
Beneficially        8.     Shared Voting Power           6,385,045
Owned by Each      .............................................................
Reporting           9.     Sole Dispositive Power        None
Persons With       .............................................................
                    10.    Shared Dispositive Power      6,385,045
.................................................................................
11.    Aggregate Amount Beneficially Owned by Each Reporting Person

       6,385,045
.................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       [  ]
.................................................................................
13.    Percent of Class Represented by Amount in Row (11)

       9.1% based on 70,133,499 shares outstanding as of November 1, 2007.
.................................................................................
14.    Type of Reporting Person:

       PN

                                  SCHEDULE 13D/A

CUSIP No.: G7313F106                                          Page 3 of 10 Pages

.................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       ARMOUR GROUP HOLDINGS LIMITED
.................................................................................
2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) [  ]
       (b) [  ]
.................................................................................
3.     SEC Use Only
.................................................................................
4.     Source of Funds (See Instructions)

       WC
.................................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


       [  ]
.................................................................................
6.     Citizenship or Place of Organization

       CAYMAN ISLANDS
.................................................................................
Number of           7.     Sole Voting Power             None
Shares             .............................................................
Beneficially        8.     Shared Voting Power           6,385,045
Owned by Each      .............................................................
Reporting           9.     Sole Dispositive Power        None
Persons With       .............................................................
                    10.    Shared Dispositive Power      6,385,045
.................................................................................
11.    Aggregate Amount Beneficially Owned by Each Reporting Person

       6,385,045
.................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       [  ]
.................................................................................
13.    Percent of Class Represented by Amount in Row (11)

       9.1% based on 70,133,499 shares outstanding as of November 1, 2007.
.................................................................................
14.    Type of Reporting Person:

       OO

                                  SCHEDULE 13D/A

CUSIP No.: G7313F106                                          Page 4 of 10 Pages

.................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       BREVAN HOWARD P&C MASTER FUND LIMITED
.................................................................................
2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) [  ]
       (b) [  ]
.................................................................................
3.     SEC Use Only
.................................................................................
4.     Source of Funds (See Instructions)

       WC
.................................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       [  ]
.................................................................................
6.     Citizenship or Place of Organization

       CAYMAN ISLANDS
.................................................................................
Number of           7.     Sole Voting Power             None
Shares             .............................................................
Beneficially        8.     Shared Voting Power           6,385,045
Owned by Each      .............................................................
Reporting           9.     Sole Dispositive Power        None
Persons With       .............................................................
                    10.    Shared Dispositive Power      6,385,045
.................................................................................
11.    Aggregate Amount Beneficially Owned by Each Reporting Person

       6,385,045
.................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       [  ]
.................................................................................
13.    Percent of Class Represented by Amount in Row (11)

       9.1% based on 70,133,499 shares outstanding as of November 1, 2007.
.................................................................................
14.    Type of Reporting Person:

       OO

                                  SCHEDULE 13D/A

CUSIP No.: G7313F106                                          Page 5 of 10 Pages

.................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       BRAD HUNTINGTON
.................................................................................
2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) [  ]
       (b) [  ]
.................................................................................
3.     SEC Use Only
.................................................................................
4.     Source of Funds (See Instructions)

       WC
.................................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       [  ]
.................................................................................
6.     Citizenship or Place of Organization

       CANADA
.................................................................................
Number of           7.     Sole Voting Power             None
Shares             .............................................................
Beneficially        8.     Shared Voting Power           6,385,045
Owned by Each      .............................................................
Reporting           9.     Sole Dispositive Power        None
Persons With       .............................................................
                    10.    Shared Dispositive Power      6,385,045
.................................................................................
11.    Aggregate Amount Beneficially Owned by Each Reporting Person

       6,385,045
.................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       [  ]
.................................................................................
13.    Percent of Class Represented by Amount in Row (11)

       9.1% based on 70,133,499 shares outstanding as of November 1, 2007.
.................................................................................
14.    Type of Reporting Person:

       IN

                                                              Page 6 of 10 Pages


            Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "Amendment No. 1") amends the Schedule 13D filed on November 13, 2007 (the "Original Schedule 13D" and, together with this Amendment No. 1, are collectively referred to herein as the "Schedule 13D"). This Amendment No. 1 amends and supplements the Original Schedule 13D filed on November 13, 2007. Information reported in the Original Schedule 13D remains in effect except to the extent that is is amended, restated, or superseded by information contained in this Amendment No. 1. This Amendment No. 1 relates to the common stock, par value $0.01 per share, of Quanta Capital Holdings Limited, a Bermuda corporation (the "Issuer"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Issuer. This Schedule 13D is being filed by the Reporting Persons to report that the number of Shares that the Reporting Persons may be deemed to beneficially own has increased by more than one percent of the current outstanding Shares, as disclosed in the Issuer's quarterly report on Form 10-Q that was filed on November 9, 2007. Capitalized terms used by not defined herein shall have the meaning ascribed to them in the Initial Statement.

Item 3.       Source and Amount of Funds or Other Consideration

              Item 3 of Schedule 13D is hereby amended and restated in its entirety as follows:

              The Shares covered by this Schedule 13D were purchased by the Reporting Persons between November 9, 2007 and December 12, 2007 for approximately $5,252,220. The source of funds for the purchases was cash available for investment held by the Reporting Persons.

                                                              Page 7 of 10 Pages

Item 5.       Interest in Securities of the Issuer

              Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

              According to information filed by the Issuer with the Securities and Exchange Commission, the number of Shares outstanding was 70,133,499 as of November 1, 2007.

              (a) Each of BH P&C Partners, Armour, P&C Master Fund and Mr. Huntington may be deemed the beneficial owner of 6,385,045 Shares (approximately 9.1% of the total number of Shares outstanding).

              (b) (i) BH P&C Partners may be deemed to have shared power to direct the voting and disposition of the 6,385,045 Shares that they may be deemed to beneficially own as set forth above.

                  (ii) Mr. Huntington, Armour and P&C Master Fund may be deemed to have shared power to direct the voting and disposition of the 6,385,045 Shares that BH P&C Partners may be deemed to beneficially own as set forth above.

              (c) Information concerning transactions in the Shares effected by the Reporting Persons since the filing of the Original Schedule 13D is set forth in Schedule A and is incorporated by reference. Except for the transactions by the Brevan Howard Reporting Persons set forth on Schedule A hereto, since the filing of the Original Schedule 13D there were no transactions in the Shares effected by BH P&C Partners, Armour, P&C Master Fund, and Mr. Huntington, nor, to the best of the knowledge of the by BH P&C Partners, Armour, P&C Master Fund, and Mr. Huntington, any of the BH P&C Partners, Armour, P&C Master Funds' executive officers or members. All of the transactions in Shares listed on Schedule A hereto were effected in the open market in routine brokerage transactions.

              (d) Not applicable.

              (e) Not applicable.

                                                              Page 8 of 10 Pages


Item 7.       Material to be filed as Exhibits.

              The Exhibit Index is incorporated herein by reference.

                                                              Page 9 of 10 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2007                 BREVAN HOWARD P&C PARTNERS LIMITED


                                        By:
                                           /s/ Brad Huntington
                                           ------------------------------
                                        Name:  Brad Huntington
                                        Title: Director


Date: December 12, 2007                 ARMOUR GROUP HOLDINGS LIMITED


                                        By:
                                           /s/ Brad Huntington
                                           ------------------------------
                                        Name:  Brad Huntington
                                        Title: Director


Date: December 12, 2007                 BREVAN HOWARD P&C MASTER FUND LIMITED


                                        By:
                                           /s/ Brad Huntington
                                           ------------------------------
                                        Name:  Brad Huntington
                                        Title: Director


Date: December 12, 2007                 BRAD HUNTINGTON


                                        By:
                                           /s/ Brad Huntington
                                           ------------------------------
                                        Name:  Brad Huntington

                                                             Page 10 of 10 Pages


                                     ANNEX A

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                         QUANTA CAPITAL HOLDINGS LIMITED


----------------------------- ----------------------------- ----------------------- ----------------------
Date of Transaction           Nature of Transaction         Number of Shares        Price per Share
----------------------------- ----------------------------- ----------------------- ----------------------
         11/20/2007                     PURCHASE                           421,000          $2.77
----------------------------- ----------------------------- ----------------------- ----------------------
         11/30/2007                     PURCHASE                            86,000          $2.75
----------------------------- ----------------------------- ----------------------- ----------------------
         12/04/2007                     PURCHASE                            10,000          $2.78
----------------------------- ----------------------------- ----------------------- ----------------------
         12/05/2007                     PURCHASE                         1,300,000          $2.78
----------------------------- ----------------------------- ----------------------- ----------------------
         12/07/2007                     PURCHASE                            75,000          $2.77
----------------------------- ----------------------------- ----------------------- ----------------------
